(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	245 Summer Street Boston MA 02210 617-563-7000

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	September 25, 2015

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust):
Fidelity SAI Emerging Markets Index Fund
Fidelity SAI International Index Fund
Fidelity SAI Real Estate Index Fund
Fidelity SAI U.S. Large Cap Index Fund (the funds)
File Nos. 002-41839 and 811-02105
Post-Effective Amendment No. 294

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 294 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity SAI Emerging Markets Index Fund, Fidelity SAI International Index Fund, Fidelity SAI Real Estate Index Fund, and Fidelity SAI U.S. Large Cap Index Fund as new series' of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of December 9, 2015. We request your comments by October 26, 2015.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group